Exhibit 3.3
STATE OF DELAWARE
CERTIFICATE OF CORRECTION OF THE
CERTIFICATE OF AMENDMENT
OF
VALEANT PHARMACEUTICALS INTERNATIONAL
          Valeant Pharmaceuticals International (the “Corporation”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law, Does Hereby Certify:
1.	The name of the Corporation is Valeant Pharmaceuticals International.

2.	That a Certificate of Amendment to the Restated Certificate of Incorporation of ICN Pharmaceuticals, Inc was filed with the Secretary of State of the State of Delaware on July 10, 1998 (the “Amendment”) and that said Amendment requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy or defect of said Amendment is:

The first sentence of Article First of the Amendment contains a typographical error. The Amendment was intended to amend the first paragraph only of Article Fourth of the Restated Certificate of Incorporation of the Corporation.

4.	Article First of the Amendment is corrected to read as follows:
          “FIRST: The first paragraph of Article Fourth of the Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:
FOURTH: The total number of shares for all classes of capital stock which the Corporation shall have the authority to issue is Two Hundred and Ten Million (210,000,000) shares divided into two classes of which Ten Million (10,000,000) shares, par value $.01 per share, shall be designated Preferred Stock and Two Hundred Million (200,000,000) shares, par value $.01 per share, shall be designated Common Stock.”
          In Witness Whereof, Valeant Pharmaceuticals International has caused this Certificate of Correction to be signed by Bary G. Bailey its Executive Vice President and Chief Financial Officer this 3rd day of April, 2006.

Valeant Pharmaceuticals International
By:	/s/ Bary G. Bailey
Bary G. Bailey
Executive Vice President and Chief Financial Officer